MAYER s BROWN
Mayer Brown LLP
700 Louisiana Street
Suite 3400
Houston, Texas 77002-2730

Main Tel (713) 238-3000
Main Fax (713) 238-4888
www.mayerbrown.com

Marc H. Folladori
Direct Tel (713) 238-2696
Direct Fax (713) 238-4696
mfolladori@mayerbrown.com

March 4, 2008

BY COURIER

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Andri Boerman
Kaitlin Tillan

Re:	ION Geophysical Corporation (formerly known as Input/Output, Inc.) Form 10-K for the year ended December 31, 2007 File No. 1-12961

Ladies and Gentlemen:

This letter is submitted on behalf of ION Geophysical Corporation (the “Company”) in response to a comment raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the Staff’s letter to Mr. R. Brian Hanson, the Company’s Chief Financial Officer, dated March 3, 2008. The Company’s response to the Staff’s comment is set forth below. For your convenience, your comment has been reproduced below along with the response of the Company.

Form 10-K for the fiscal year ended December 31, 2007
Exhibit 31

1.
We note that your Chief Financial Officer’s certification required by Exchange Act Rule 13a-14(a) is missing. Please file an amendment to the Form 10-K that includes the entire periodic report and the required certifications.

Response: Contemporaneously with the Company’s providing the Staff with this letter in response to the Staff comment letter, the Company is filing with the SEC a Form 10-K/A (Amendment No. 1) to amend its Annual Report on Form 10-K for the Company’s fiscal year ended December 31, 2007, in order to file the Chief Financial Officer’s certification required by Exchange Act Rule 13a-14(a) as Exhibit 31.2 thereto. As noted in the “Explanatory Note” that immediately follows the cover page of the Form 10-K/A, the omission of the Chief Financial Officer’s certification was the result of an inadvertent oversight on the part of the EDGAR filing service provider that acted on behalf of the Company in filing the Company’s Form 10-K on February 27, 2008. Pursuant to Rule 12b-15 under the Exchange Act and the answer to Question 17 of the Division of Corporation Finance’s “Sarbanes-Oxley Act of 2002 — Frequently Asked Questions” release dated November 8, 2002 (revised November 14, 2002), the amendment on Form 10-K/A includes the entire Form 10-K filing and the required certifications.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia).

Mayer Brown LLP

Securities and Exchange Commission
March 4, 2008
Page 2

Additionally, please be advised that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to such filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or additional comments to Mr. Hanson at 281-879-3672 or me at 713-238-2696. In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Hanson at 281-879-3600 and me at 713-238-4696.

Thank you for your assistance.

Very truly yours,

/s/ Marc H. Folladori
Marc H. Folladori

ION Geophysical Corporation

By:	/s/ David L. Roland
David L. Roland
Senior Vice President and General Counsel

MHF/paj

Enclosure

cc:	David L. Roland, Esq. Mr. R. Brian Hanson